Exhibit 99.2

GOGL - Golden Ocean and CMB.TECH - Last Day of Trading in Golden Ocean shares

HAMILTON, Bermuda, 19 August 2025 – Reference is made to the stock exchange announcement on 18 August 2025 by Golden Ocean Group Limited (NASDAQ: GOGL & Euronext Oslo Børs: GOGL) (“Golden Ocean”) relating to the key dates for completion of the merger between Golden Ocean and CMB.TECH NV (NYSE: CMBT & Euronext Brussels: CMBT) (the “Merger”).

Subject to timely approval by today’s Special General Meeting in Golden Ocean and completion of the Merger as set out therein, the last day of trading in and listing of the Golden Ocean shares will be today, 19 August 2025.

For further details on the timeline for completion of the Merger, see announcement on 18 August 2025.

About Golden Ocean
Golden Ocean is a Bermuda incorporated shipping company specialising in the transportation of dry bulk cargoes. The Golden Ocean fleet consists of 89 vessels, with an aggregate capacity of approximately 13.5 million deadweight tonnes. Golden Ocean’s ordinary shares are listed on Nasdaq with a secondary listing on the Euronext Oslo Børs under the ticker symbol “GOGL”.

For further queries, please contact:

Peder Simonsen, CEO of Golden Ocean Management AS
Telephone: +47 22 01 73 40

Randi Navdal Bekkelund, CFO of Golden Ocean Management AS
Telephone: +47 22 01 73 40